Exhibit 99.2

TEXTAINER CLOSES ACQUISITION BY STONEPEAK AND ANNOUNCES POST-ACQUISITION REDEMPTION OF ALL PREFERENCE SHARES AND RELATED DEPOSITARY SHARES

HAMILTON, Bermuda and NEW YORK, March 14, 2024 (GLOBE NEWSWIRE) -- Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”), one of the world’s largest lessors of intermodal containers, today announced that it completed the previously announced acquisition of Textainer by investment vehicles managed by Stonepeak.

All common shares of Textainer converted into the right to receive $50.00 per share in cash. The per share consideration paid to shareholders on the JSE will be in South African Rand at an exchange rate of 18.98821 Rand for each USD 1.00. The common shares, which trade on the New York Stock Exchange (the “NYSE”) under the ticker symbol “TGH”, were suspended from trading today prior to the open of market and will be delisted from the NYSE within 10 days.

In addition, Textainer intends to file a certification on Form 15F with the SEC requesting the termination of registration of the common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the suspension of Textainer’s reporting obligations under Section 13 of the Exchange Act with respect to the common shares.

Also on March 14, 2024, after the closing of the acquisition, Textainer issued a notice of redemption for all its (i) 7.000% Series A Cumulative Redeemable Perpetual Preference Shares (the “Series A Preference Shares”) and the corresponding redemption of each depositary share representing a 1/1000th interest in each such share, CUSIP 88314W204 (NYSE: TGH PRA) (the “Series A Depositary Shares”), and (ii) 6.250% Series B Cumulative Redeemable Perpetual Preference Shares (the “Series B Preference Shares” and, collectively with the Series A Preference Shares, the “Preference Shares”) and the corresponding redemption of each depositary share representing a 1/1000th interest in each such share, CUSIP 88314W303 (NYSE: TGH PRB) (the “Series B Depositary Shares”).

The redemption date for the Preference Shares and corresponding depositary shares will be April 15, 2024 (the “Redemption Date”). The redemption price for (i) each Series A Preference Shares will be $25,150.69 and (ii) each Series B Preference Share will be $25,134.55 (representing, in each case, $25,000 plus all accumulated and unpaid distributions to, but not including, the Redemption Date, whether or not declared). The corresponding depositary share redemption price will be (i) $25.15 per Series A Depositary Share and (ii) $25.13 per Series B Depositary Share (representing, in each case, $25.00 plus all accumulated and unpaid distributions to, but not including, the Redemption Date, whether or not declared).

Regular quarterly dividends on the Preference Shares and depositary shares are payable March 15, 2024, to each holder of record on March 1, 2024. No dividends on the Preference Shares and depositary shares will accrue on or after the Redemption Date, nor will any interest accrue on amounts held to pay the redemption price.

Following the redemption of the Preference Shares and depositary shares, Textainer will request that the NYSE delist the depositary shares.

In addition, Textainer intends to file a certification on Form 15F with the SEC requesting the termination of registration of the Series A Preference Shares and the Series B Preference Shares under Section 12(g) of the Exchange Act and the suspension of Textainer’s reporting obligations under Section 13 of the Exchange Act with respect to the Preference Shares.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 4 million TEU in our owned and managed fleet. We lease containers to approximately 200 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale and we are one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Visit www.textainer.com for additional information about Textainer.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: the effects of industry, market, business, economic, political or regulatory conditions; decreases in the demand for leased containers; decreases in market leasing rates for containers; difficulties in re-leasing containers after their initial fixed-term leases; customers’ decisions to buy rather than lease containers; increases in the cost of repairing and storing Textainer’s off-hire containers; Textainer’s dependence on a limited number of customers and suppliers; customer defaults; decreases in the selling prices of used containers; the impact of COVID-19 or future global pandemics on Textainer’s business and financial results; risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties, tariffs or geo-political conflict; risks stemming from the international nature of Textainer’s business, including global and regional economic conditions, including inflation and attempts to control inflation, and geopolitical risks such as the ongoing war in Ukraine and activities in Israel; extensive competition in the container leasing industry and developments thereto; decreases in demand for international trade; disruption to Textainer’s operations from failures of, or attacks on, Textainer’s information technology systems; disruption to Textainer’s operations as a result of natural disasters; compliance with laws and regulations related to economic and trade sanctions, security, anti-terrorism, environmental protection and anti-corruption; the availability and cost of capital; restrictions imposed by the terms of Textainer’s debt agreements; and changes in tax laws in Bermuda, the United States and other countries.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect Textainer’s business described in the “Risk Factors” and “Information Regarding Forward-Looking Statements; Cautionary Language” sections of its Annual Report on Form 20-F and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Textainer assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Textainer does not give any assurance that it will achieve expectations.

Contacts

Textainer

Investor Relations

+1 415-658-8333

ir@textainer.com